Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated July 13, 2009
(to Prospectus dated July 8, 2009)
Registration No. 333-160483
July 13, 2009
ATLAS ENERGY OPERATING COMPANY, LLC
ATLAS ENERGY FINANCE CORP.
Pricing Supplement
Pricing Supplement dated July 13, 2009 to Preliminary Prospectus Supplement dated July 13, 2009 of Atlas Energy Operating Company, LLC and Atlas Energy Finance Corp. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuers	Atlas Energy Operating Company, LLC and Atlas Energy Finance Corp.

Guarantors
Atlas Energy Resources, LLC, AER Pipeline Construction, Inc., AIC, LLC, Atlas America, LLC, Atlas Gas & Oil Company, LLC, Atlas Noble LLC, Atlas Energy Indiana, LLC, Atlas Energy Michigan, LLC, Atlas Energy Ohio, LLC, Atlas Energy Tennessee, LLC, Atlas Resources, LLC, REI-NY, LLC., Resource Energy, LLC, Resource Well Services, LLC, Viking Resources, LLC and Westside Pipeline Company LLC

Title of Security	12.125% Senior Notes due 2017

Aggregate Principal Amount	$200,000,000

Maturity	August 1, 2017

Public Offering Price	98.116%, plus accrued interest, if any, from July 16, 2009

Coupon	12.125%

Yield to Maturity	12.500%

Spread to Treasury	+932 bps

Benchmark	UST 4.75% due August 15, 2017

Interest Payment Dates	February 1 and August 1 of each year, beginning on February 1, 2010

Record Dates	January 15 and July 15

Optional Redemption
On and after August 1, 2013, we may redeem all or, from time to time, a part of the notes at the following redemption prices (expressed as a percentage of principal amount of the notes), plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2013	106.063%
2014	103.031%
2015 and thereafter	100.000%

In addition, at any time and from time to time prior to August 1, 2013, the Company may at its option redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Optional Redemption with Equity Proceeds
Prior to August 1, 2012, the Company may, at its option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes with the net cash proceeds from certain equity offerings at a redemption price of 112.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$196,232,000

Underwriting Discount	2.250% per note, $4,500,000 in the aggregate

Net Proceeds to Issuers before Expenses	$191,732,000

Approximate Net Proceeds to Issuers after Estimated Expenses	$190,882,000

Use of Proceeds	Pay down a portion of the outstanding borrowings under the Revolving Credit Facility of Atlas Energy Operating Company, LLC.

Trade Date	July 13, 2009

Settlement Date	July 16, 2009 (T+3)

Ratings[1]	B3/B+

1A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers	J.P. Morgan Securities Inc. Wells Fargo Securities, LLC Banc of America Securities LLC RBC Capital Markets Corporation

Co-Managers	BNP Paribas Securities Corp. BBVA Securities Inc. BMO Capital Markets Corp. Calyon Securities (USA) Inc. Citigroup Global Markets Inc. RBS Securities Inc. Scotia Capital (USA) Inc.

Allocation

Name	Principal Amount of
Notes to be Purchased
J.P. Morgan Securities Inc.	$100,000,000

Wells Fargo Securities, LLC	46,000,000
Banc of America Securities LLC	14,000,000
RBC Capital Markets Corporation	8,000,000
BNP Paribas Securities Corp.	8,000,000
BBVA Securities Inc.	4,000,000
BMO Capital Markets Corp.	4,000,000
Calyon Securities (USA) Inc.	4,000,000
Citigroup Global Markets Inc.	4,000,000
RBS Securities Inc.	4,000,000
Scotia Capital (USA) Inc.	4,000,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 049302AE2 ISIN: US049302AE22

Listing	None

Form of Offering	SEC Registered (Registration No. 333-160483)

Additional Information:
The following changes will be made to the Preliminary Prospectus Supplement. Other information (including financial information) is deemed to have changed to the extent affected by the changes described below.

The last sentence of the risk factor entitled “The notes offered hereby and the related guarantees will be unsecured and effectively subordinated to our and the guarantors’ existing and future secured indebtedness” on page S-20 of the Preliminary Prospectus Supplement is hereby amended and shall read in its entirety as follows:

As of March 31, 2009, after giving effect to the issuance of the notes offered hereby and the contemplated use of proceeds, the notes and the guarantees would have been effectively subordinated to $347.1 million of senior secured indebtedness under our credit facility and we would have been able to incur an additional $251.8 million of indebtedness under our credit facility on such date, subject to compliance with financial covenants in the credit facility, all of which would have also been effectively senior to the notes and the guarantees.

The “Capitalization” section on page S-38 of the Preliminary Prospectus Supplement will be updated to reflect the following changes ($ in thousands):

Credit facility (2)	$347,118
12.125% notes offered hereby	200,000
Total debt	947,118
Total capitalization	$2,051,570

(1) For purposes of the “As adjusted” column, the amount outstanding under our credit facility has been reduced by the net proceeds of $190.9 million from this offering.

(2) The credit facility’s $650.0 million borrowing base will be reduced by 25% of the aggregate stated principal amount of the notes offered hereby, or $50.0 million, to $600.0 million as a result of this offering. Approximately $251.8 million is expected to be available for additional borrowing after application of the net proceeds of this offering and approximately $1.1 million of letters of credit outstanding. As of June 30, 2009, we had $456.0 million of indebtedness outstanding under our credit facility and approximately $1.1 million of letters of credit outstanding.

(4) The recorded amount of the notes offered hereby will be reduced by approximately $3.8 million to reflect the original issue discount.

The second paragraph under “Description of the notes — Guarantees” on page S-45 of the Preliminary Prospectus Supplement is hereby amended and shall read in its entirety as follows:

As of March 31, 2009, on an as adjusted basis and after giving effect to this offering, the application of net proceeds from this offering and as more fully described under “Use of proceeds,” outstanding Indebtedness of the Guarantors would have been $947.1 million, of which $347.1 million would have been secured.

FREE WRITING PROSPECTUS LEGEND
ATLAS ENERGY OPERATING COMPANY, LLC AND ATLAS ENERGY FINANCE CORP. HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS ATLAS ENERGY OPERATING COMPANY, LLC AND ATLAS ENERGY FINANCE CORP. HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT ATLAS ENERGY OPERATING COMPANY, LLC, ATLAS ENERGY FINANCE CORP. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, ATLAS ENERGY OPERATING COMPANY, LLC, ATLAS ENERGY FINANCE CORP., THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES INC., 270 PARK AVENUE, FLOOR 5, NEW YORK, NEW YORK 10017 OR BY CALLING (212) 270-1477; WELLS FARGO SECURITIES, LLC, ATTN: HIGH YIELD SYNDICATE—DEANNA DEEP, 301 S. COLLEGE ST. 0608, CHARLOTTE, NC 28202 OR BY CALLING (704) 715-0540; BANC OF AMERICA SECURITIES LLC, ATTENTION: PROSPECTUS DEPARTMENT, 100 WEST 33RD STREET, 3RD FLOOR, NEW YORK, NY 10001 OR BY CALLING (800) 294-1322; OR RBC CAPITAL MARKETS CORPORATION, THREE WORLD FINANCIAL CENTER, 200 VESEY STREET, 9TH FLOOR, NEW YORK, NY 10281-8098 OR BY CALLING (212) 618-2207.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.